Coherent Corp. 375 Saxonburg Blvd. Saxonburg, PA 16056-9499 USA

Via EDGAR

May 7, 2024

Ms. Nudrat Salik and Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re: COHERENT CORP.

Form 10-Q for the Period Ended December 31, 2023

Form 8-K Filed February 5, 2024

File No. 001-39375

Dear Ms. Salik and Mr. O’Brien:

We are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 9, 2024 regarding the above referenced filings made by Coherent Corp. (the “Company”). Set forth below are the Staff’s comments and our responses.

Form 8-K Filed February 5, 2024

Exhibit 99.2, page 35

COMMENT NO. 1:

In regard to the adjustment labeled Integration, site consolidation and other, which is included in your determination of multiple non-GAAP measure amounts, please address the following:

•

Please provide us, and confirm that you will expand your disclosures to include, a breakdown of each component that is included in this line item with the corresponding amount. Please ensure that your breakdown also includes the specific components of integration costs. Please explain to us how you determined that these components are appropriate based on the guidance in Question 100.01 of the Division’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures; and

•

You have characterized certain amounts included in this adjustment as one-time. Please tell us how you concluded that this characterization is appropriate, as it appears some of the components may be normal, recurring type costs and/or span multiple periods presented. Refer to Question 102.03 of the Division’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. Our future filings will include a breakdown of each component that is included in this line item with the corresponding amount within the footnote to the reconciliation of operating income (loss) on a GAAP basis to operating income on a non-GAAP basis.

With respect to our Form 8-K filed February 5, 2024, we are providing the following information. Integration, site consolidation and other of $41.9 million recorded in operating income on a non-GAAP basis for the three months ended December 31, 2023 included:

•	$16.5 million of consulting costs related to projects to integrate recent acquisitions into common information technology systems and simplify the legal entity structure;

•	$11.3 million of manufacturing inefficiencies related to sites that are being shut down as part of our 2023 Restructuring Plan and Synergy and Site Consolidation Plan;

•	$4.3 million of overlapping labor and travel and $1.9 million of accelerated depreciation for a site in scope of our Synergy and Site Consolidation Plan;

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•	$4.1 million of employee severance and retention costs for site consolidations included in our Synergy and Site Consolidation Plan;

•	$2.8 million in direct damages related to a power interruption at a manufacturing facility;

•	and $1.0 million in inventory write-offs for a product that is end-of-life.

To provide additional information for the Staff, the Integration, site consolidation and other of $41.9 million recorded in operating income on a non-GAAP basis for the three months ended December 31, 2023 are reported in our Condensed Statement of Earnings (Loss) as follows:

We determined that the Integration, site consolidation and other costs discussed above are appropriate based on the guidance in Question 100.01 of the Division’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, as they are costs related to the integration of our acquisition of Coherent, Inc. including costs related to the design of integrated information technology systems, costs related to the Company’s exit from certain product lines or facilities as part of the related footprint rationalization initiatives and costs associated with reduction in the Company’s workforce as a result of our efforts to consolidate sites. The Company’s disclosure of these costs is intended to highlight costs that are not ongoing, and are incurred as a direct result of the acquisition of Coherent, Inc. and its integration in the Company, as well as other costs related to shutting down sites. The Company believes excluding these discrete integration costs from its non-GAAP measures provides investors with meaningful and helpful information to evaluate the Company’s operating results relative to prior periods and the Company’s competitors.

We characterized retention and severance costs included in this adjustment as one-time costs. Upon further consideration, we will prospectively amend the footnote to not characterize the retention and severance costs included in this adjustment as one-time costs as we recognize that, despite being non-recurring in nature, these costs span multiple periods presented and for other reasons as the Staff has advised in its releases and guidance.

As an example of the revised footnote addressing the above comments, the Company will provide a comment similar to the following in comparable documents filed or furnished as exhibits to future Form 8-K filings, beginning with the Form 8-K that furnishes the Company’s earnings press release, shareholder letter and investor presentation relating to the three months ended March 31, 2024, which was filed with the Commission today, May 7, 2024:

Integration, site consolidation and other costs include retention and severance payments, expenses not included in restructuring charges related to site closures as well as other integration costs related to the acquisition of Coherent, Inc. Integration, site consolidation and other costs of $41.9 million for the three months ended December 31, 2023 includes $16.5 million of consulting costs related to projects to integrate recent acquisitions into common information technology systems and simplify the legal entity structure; $11.3 million of manufacturing inefficiencies related to sites that are being shut down as part of our 2023 Restructuring Plan and; $4.3 million of overlapping labor and travel and $1.9 million of accelerated depreciation for a site in scope of our Synergy and Site Consolidation Plan; $4.1 million of employee severance and retention costs for site consolidations included in our Synergy and Site Consolidation Plan; $2.8 million in direct damages related to a power interruption at a manufacturing facility; and $1.0 million in inventory write-offs for a product that is end-of-life.

Form 10-Q for the Period Ended December 31, 2023

Results of Operations, page 29

Comment No. 2:

We note that revenue decreased 20% for the six months ended December 31, 2023, compared to the six months ended December 31, 2022, and also that revenues declined in all four markets you serve. Your discussion of what led to this significant decrease in revenues is limited. In this regard, please address the following:

•	We remind you that the objective of your discussion and analysis per Item 303(a) of Regulation S-K should be to provide material information relevant to an assessment of your financial condition and results of operations, which should include descriptions of matters and amounts that have had a material impact on reported operations, as well as matters that are reasonably likely based on management’s assessment to have a material impact on future operations. Please provide discussion of the specific underlying factors affecting the sales decreases in the markets/verticals you mention.

•

Item 303 (b)(2)(ii) of Regulation S-K requires a discussion of known trends and uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenues and income from continuing operations. Please enhance your discussion of the known trends, events, or uncertainties that have had or are reasonably likely to have materially favorable or unfavorable impacts on the results of your operations. For example it appears that your revenues may have been impacted by certain trends in the markets that you serve. Please also refer to Commission Release No. 33-8350; and

•

Pursuant to Item 303(b)(2)(iii) of Regulation S-K, please describe the extent to which material changes in revenues are attributable to changes in prices, changes in the volume or amount of goods or services being sold, or to the introduction of new products or services.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comments, in future filings we will further specify the underlying factors affecting the sales increases and decreases in the markets/verticals that we discuss, will enhance our discussion of the known trends, events, or uncertainties that have had or are reasonably likely to have materially favorable or unfavorable impacts on the results of our operations and will describe the extent to which material changes in revenues are attributable to changes in prices, changes in the volume or amount of goods or services being sold, or to the introduction of new products or services as required by Items 303(a), 303 (b)(2)(ii) and 303(b)(2)(iii) of Regulation S-K.

For the six months ended December 31, 2023, we provide the Staff with additional information relating to the decreases in our revenues as follows in an edited version of our disclosure from our Form 10-Q for the six months ended December 31, 2023:

Revenues for the six months ended December 31, 2023 decreased 20% to $2,185 million, compared to $2,715 million for the same period last fiscal year. Revenues decreased in all four markets, with the largest decline, $206 million (17%), in the communications market, primarily due to decreased volumes in the telecom vertical as our communications service provider customers continued to work down their inventory levels. Our datacom vertical experienced increased revenues of $17 million, primarily driven by AI-related datacom business that we expect to continue to positively impact the datacom vertical. Electronics market revenues decreased $202 million (53%), primarily in the consumer electronics vertical largely due to a design change implemented by a significant electronics customer. Electronics market revenues have been positively impacted by ongoing strength in our silicon carbide business, primarily in EV growth in the automotive vertical. In addition, revenues decreased in the industrial market by $84 million, or 9%, due to decreases in precision manufacturing and semiconductor capital equipment verticals primarily due to macroeconomic uncertainty and in the instrumentation market by $39 million, or 17%, due to decreased volumes in the life sciences vertical. While the near-term outlook for our industrial business remains challenged by the macroeconomic backdrop, we saw signs of sustainable improvement in the second quarter. We experienced double-digit order growth in the second quarter for both our semiconductor capital equipment and display verticals. Demand in our instrumentation market remained subdued due to ongoing inventory digestion by our customers.

The Materials segment decreased $240 million year-over-year, primarily due to lower volumes for sensing products and other consumer applications in the consumer electronics vertical within the electronics market. The Networking segment revenues decreased $208 million year-over-year, with the decrease being primarily from lower volumes in the telecom vertical in our communications market. The Lasers segment revenue for the six months ended December 31, 2023 decreased $82 million, due to lower shipments in the semiconductor and display capital equipment and precision manufacturing verticals in the industrial end market and the life sciences vertical in the instrumentation market.

This is indicative of the approach we took in our filing for the quarter ended March 31, 2024.

Thank you for your consideration. The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of the disclosures in the filings. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your review of the above reference, please contact me at rich.martucci@coherent.com or Ilaria Mocciaro at Ilaria.Mocciaro@coherent.com at your earliest convenience.

Sincerely,

COHERENT CORP.

/s/ Richard Martucci

Richard Martucci
Interim Chief Financial Officer and Treasurer

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